UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: November 2007
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

SIGNATURES
EXHIBIT INDEX
EX-99.1 12 Deepwater Gulf of Mexico Blocks,USA
EX-99.2 Three Permits Northeast of Ichthys, Australian Offshore
EX-99.3 Bongkot Field, Thailand
EX-99.4 3rd Quarter 2007 Results, Total
EX-99.5 3rd Quarter 2007 Financial Results, Total Gabon
EX-99.6 Discovery, Mer Tres Profonde Sud Ultra-Deep Offshore Block, Congo
EX-99.7 Exploration License, Chile
EX-99.8 Photovoltech: New Production Line and Further Solar Energy Investment
EX-99.9 Total Energy & Education Seminar
EX-99.10 Total Serves French SME Development, China
EX-99.11 10% Interest in Canada's Joslyn Oil Sands Project Assigned to INPEX
EX-99.12 Sisi-Nubi Gas Fields Come on Stream, Indonesia

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: December 6, 2007	By:	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE

Title : Treasurer

]

EXHIBIT INDEX

➢	EXHIBIT 99.1:	United States: Total Obtains 12 Deepwater Gulf of Mexico Blocks (October 19, 2007).

➢	EXHIBIT 99.2:	Australian offshore: Total acquires three permits northeast of Ichthys (October 26, 2007).

➢	EXHIBIT 99.3:	Thailand: Production Period Extended on Bongkot Field and New Development to be Launched (November 5, 2007).

➢	EXHIBIT 99.4:	Third Quarter 2007 Results (November 7, 2007).

➢	EXHIBIT 99.5:	Total Gabon – Third Quarter 2007 Financial Results (November 15, 2007).

➢	EXHIBIT 99.6:	New Discovery in the Mer Très Profonde Sud Ultra-Deep Offshore Block in the Congo (November 16, 2007).

➢	EXHIBIT 99.7:	Total enters in Chile with the award of one exploration license (November 21, 2007).

➢	EXHIBIT 99.8:	Photovoltech Inaugurates New Production Line and Approves Further Solar Energy (November 21, 2007).

➢	EXHIBIT 99.9	52 University Professors from Around the World Come to Paris for the Total Energy & Education Seminar (November 22, 2007).

➢	EXHIBIT 99.10:	Total Serves French SME Development in China through Its Local Business Support Programme (November 23, 2007).

➢	EXHIBIT 99.11:	Total assigns a 10% Interest in Canada’s Joslyn Oil Sands Project to INPEX (November 27, 2007).

➢	EXHIBIT 99.12:	Sisi-Nubi Gas Fields Come on Stream in Indonesia (November 29, 2007).
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